UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

Suite 2020 - 666 Burrard Street

Vancouver, BC

V6C 2X8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐   Form 40-F    ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD..

Date: November 11, 2025	/s/ Etienne Morin
Name: Etienne Morin Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 11, 2025